Filed Pursuant to Rule 433

Registration Statement No. 333-234665

Compass Diversified Holdings

Pricing Term Sheet

4,000,000 Shares

7.875% Series C Cumulative Preferred Shares

November 13, 2019

The information in this pricing term sheet relates to Compass Diversified Holding’s offering of its 7.875% Series C Cumulative Preferred Shares (the “Offering”) and should be read together with the preliminary prospectus supplement dated November 13, 2019 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated November 13, 2019. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying base prospectus to the extent inconsistent with the information therein. All references to dollar amounts are references to U.S. dollars. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Compass Diversified Holdings (the “Trust”)

Title of Security:	7.875% Series C Cumulative Preferred Shares (the “Shares”)

Size:	$100,000,000 (4,000,000 Shares)

Over-allotment Option:	$15,000,000 (600,000 Shares)

Liquidation Preference:	$25.00 per Share

Maturity:	Perpetual

Distribution Rate:	7.875% per annum

Distribution Payment Dates:	Quarterly cumulative dividends, in arrears, on or about the 30th of each January, April, July and October, commencing on January 30, 2020 (short initial distribution period)

Optional Redemption:	The Shares may be redeemed at the Trust’s option, in whole or in part, at any time on or after January 30, 2025 at a price of $25.00 per Share, plus any accumulated and unpaid distributions (thereon whether or not authorized or declared) to, but excluding, the redemption date. Holders of the Shares will have no right to require the redemption of the Shares.

Tax Redemption:	If a Tax Redemption Event occurs prior to January 30, 2025, Compass Group Diversified Holdings LLC may, at its option, cause the Trust to redeem the Shares, in whole but not in part, upon at least 30 days’ notice, within 60 days of the occurrence of such Tax Redemption Event, out of funds received by the Trust on the corresponding trust preferred interests and legally available therefor, at a price of $25.25 per Share, plus any accumulated and unpaid distributions (thereon whether or not authorized or declared) to, but excluding, the redemption date.

Repurchase at the Option of Holders upon a Fundamental Change:	If a Fundamental Change occurs, unless, prior to or concurrently with the time we are required to make an offer to repurchase the Shares, we provide a redemption notice with respect to all of the outstanding Shares, we will be required to offer to repurchase the Shares, out of funds received by the Trust on the corresponding trust preferred interests, at a purchase price of $25.25 per Share, plus any accumulated and unpaid distributions (thereon whether or not authorized or declared) to, but excluding, the date of purchase.

Distribution Rate Step-Up Following Failure to make Repurchase Offer:	If (i) a Fundamental Change occurs and (ii) we do not give notice prior to the 31st day following the Fundamental Change to repurchase or redeem all the outstanding Shares, the distribution rate per annum on the Shares will increase by 5.00%, beginning on the 31st day following such Fundamental Change. Notwithstanding any requirement that we offer to repurchase or redeem all the outstanding Shares, the increase in the distribution rate is the sole remedy to holders in the event we fail to do so, and following any such increase, we will be under no obligation to offer to repurchase or redeem any Shares.

Trade Date:	November 13, 2019

Expected Settlement Date:	November 20, 2019 (T+5)

Public Offering Price:	$25.00 per Share

Underwriting Discounts and Commission:	$0.7875 per Share

Net Proceeds (before expenses) to the Trust:	$96,850,000

Listing:	The Trust intends to apply to list the Shares on the New York Stock Exchange under the symbol “CODI PR C”

CUSIP / ISIN:	20451Q 401 / US20451Q4010

Ratings:	The Shares will not be rated

Joint Book-Running Managers:	Morgan Stanley & Co. LLC RBC Capital Markets, LLC UBS Securities LLC

Co-Managers	J.P. Morgan Securities LLC Janney Montgomery Scott LLC William Blair & Company, L.L.C.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: Morgan Stanley & Co. LLC toll-free at 1-800-584-6837 or by email at prospectus@morganstanley.com; RBC Capital Markets, LLC toll free at 1-866-375-6829; or UBS Securities LLC toll-free at 1-888-827-7275.